

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2016

Mail Stop 4631

Via Email
Mr. Scott Morrison
Chief Executive Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, Colorado

> **Re: Ball Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-07349**

Dear Mr. Morrison:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction